UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

CHINA TRANSINFO TECHNOLOGY CORP.
(Name of Issuer)

CHINA TRANSINFO TECHNOLOGY CORP.
TRANSCLOUD COMPANY LIMITED
TRANSCLOUD ACQUISITION, INC.
SHUDONG INVESTMENTS LIMITED
KARMEN INVESTMENT HOLDINGS LIMITED
SAIF PARTNERS III, L.P.
SAIF PARTNERS IV, L.P.
SHUDONG XIA
DANXIA HUANG
SHUFENG XIA

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
169453107
(CUSIP Number of Class of Securities)

China TransInfo Technology Corp.	TransCloud Company Limited
9th Floor, Vision Building,	TransCloud Acquisition, Inc.
No. 39 Xueyuanlu, Haidian District,	Shudong Investments Limited
Beijing, China 100191	Karmen Investment Holding Ltd.
Attn: Shudong Xia	Shudong Xia
+(86) 10-51691999	Danxia Huang
Shufeng Xia
SAIF Partners III L.P.	9th Floor, Vision Building,
SAIF Partners IV L.P.	No. 39 Xueyuanlu, Haidian District,
Suite 2115, Two Pacific Place	Beijing, China 100191
88 Queensway	Attn: Shudong Xia
Admiralty, Hong Kong	+(86) 10-51691999
Attn: Andrew Y. Yan
+ (852) 2234 9116

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Lee Edwards	Peter X. Huang	Louis A. Bevilacqua
Shearman & Sterling LLP	Skadden, Arps, Slate, Meagher &	Stephen R. Rusmisel
12th Floor East Tower, Twin Towers	Flom LLP	Pillsbury Winthrop Shaw Pittman
B-12 Jianguomenwai Dajie	30th Floor, China World Office 2	LLP
Beijing 100022, China	1 Jianguomenwai Avenue	2300 N Street, N.W.
	Beijing 100004, China	Washington, DC 20037
USA

This statement is filed in connection with (check the appropriate box):

[X]	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]	The filing of a registration statement under the Securities Act of 1933.

[ ]	A tender offer.

[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  [   ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$76,745,899	$8,796

* Calculated solely for the purpose of determining the filing fee. The filing fee is calculated based on the sum of (A) 13,071,944 shares of common stock issued and outstanding as of June 25, 2012 (consisting of the 25,270,069 shares of common stock outstanding as of June 25, 2012 minus 12,198,125 shares held by Mr. Shudong Xia, Karmen Investment Holdings Limited, SAIF Partners III, L.P., Ms. Danxia Huang and Mr. Shufeng Xia) multiplied by $5.80 per share merger consideration, (B) 924,901 shares of common stock underlying outstanding options as of June 25, 2012 multiplied by $0.98 per share (which is the difference between the $5.80 per share merger consideration and the weighted average exercise price of such options of $4.82 per share), and (C) 5,555 shares of common stock underlying outstanding warrants as of June 25, 2012 multiplied by $4.00 per share (which is the difference between the $5.80 per share merger consideration and the weighted average exercise price of $1.80 per share).

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934 and the Securities and Exchange Commission Fee Rate Advisory #3 for Fiscal Year 2012, is calculated by multiplying the Transaction Valuation by 0.0001146.

[X]      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,796
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Party: China TransInfo Technology Corp.
Date Filed: June 26, 2012

INTRODUCTION

This Amendment No. 5 to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): China TransInfo Technology Corp., a Nevada corporation (“CTFO” or the “Company”), the issuer of the common stock, par value $0.001 per share (“Company common stock”) that is subject to the Rule 13e-3 transaction; Shudong Investments Limited, a British Virgin Islands company (“Holdco”), TransCloud Company Limited, a Cayman Islands exempted company with limited liability and a wholly owned subsidiary of Holdco (“Parent”), TransCloud Acquisition, Inc., a Nevada corporation and a wholly owned, direct subsidiary of Parent (the “Merger Sub”), Karmen Investment Holdings Limited, a British Virgin Islands company (“Karmen”), SAIF Partners III, L.P., a limited partnership formed in the Cayman Islands (“SAIF III”), SAIF Partners IV, L.P., a limited partnership formed in the Cayman Islands (“SAIF IV”), Shudong Xia (“Mr. Xia”), the chairman, president, chief executive officer and secretary of the Company, Danxia Huang and Shufeng Xia.

On June 8, 2012, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company surviving the merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are currently beneficially owned by Mr. Xia. Prior to the effective time of the merger, (i) each of Mr. Xia, Karmen, Danxia Huang, Shufeng Xia and SAIF III (collectively, the “Rollover Holders”) will contribute the shares of Company common stock beneficially owned by them (the “Rollover Shares”) to Parent in exchange for newly issued ordinary shares of Holdco, (ii) Mr. Xia will purchase newly issued shares of Holdco for a cash purchase price of $26,955,708, and (iii) SAIF III will purchase newly issued shares of Holdco for a cash purchase price of $11,552,446. At the effective time of the merger, Parent and Merger Sub will be beneficially owned by the Rollover Holders and SAIF IV.

Concurrently with the filing of this Schedule 13E-3, the Company is filing a Supplement (the “Supplement”) to the definitive proxy statement dated as of September 25, 2012 (the definitive proxy statement, as supplemented by the Supplement, the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to approve the merger agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the merger agreement is attached as Annex A to the Proxy Statement.

Under the terms of the merger agreement, at the effective time of the merger each outstanding share of the Company common stock will be converted automatically into the right to receive $5.80 in cash (the “per share merger consideration”), without interest, excluding (i) shares held by the Company as treasury stock or owned, directly or indirectly, by Parent, Merger Sub or any wholly owned subsidiary of the Company immediately prior to the effective time of the merger or (ii) the Rollover Shares. The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including the affirmative vote of both (i) the holders of a majority of the Company common stock and (ii) holders of a majority of the Company common stock (excluding the Rollover Shares) at the special meeting of the stockholders, or any adjournment or postponement thereof, in favor of the approval of the merger agreement.

As of the effective time of the merger, each outstanding, vested and unexercised option to purchase shares of Company common stock will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $5.80 exceeds the exercise price per share of such option, net of any applicable withholding taxes.

As of the effective time of the merger, each outstanding and unvested option to purchase shares of Company common stock will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of shares underlying such option immediately prior to the effective time of the merger multiplied the amount by which $5.80 exceeds the exercise price per share of such option.

As of the effective time of the merger, each outstanding and unexercised warrant to purchase shares of Company common stock will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the total number of shares underlying such warrant immediately prior to the effective time of the merger multiplied by the amount by which $5.80 exceeds the exercise price per share of such warrant.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2	Subject Company Information.

(a)	Name and Address. The information contained in the section of the Proxy Statement entitled “SPECIAL FACTORS RELATING TO THE MERGER—The Parties” is incorporated herein by reference.

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

“COMMON STOCK TRANSACTION INFORMATION”

The exact title of each class of the subject equity securities is “China TransInfo Technology Corp. common stock, par value $0.001 per share.”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”

Item 3	Identity and Background of Filing Person.

(a)	Name and Address. China TransInfo Technology Corp. is the subject company. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS RELATING TO THE MERGER—The Parties” and “ANNEX D—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON” IS INCORPORATED HEREIN BY REFERENCE.

(b)	Business and Background of Entities. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS RELATING TO THE MERGER—The Parties” and “ANNEX D—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON” IS INCORPORATED HEREIN BY REFERENCE.

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS RELATING TO THE MERGER—The Parties” and “ANNEX D—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON” IS INCORPORATED HEREIN BY REFERENCE.

Item 4	Terms of the Transaction.

(a) (1)	Not applicable.

(a) (2)	The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of the Buyer Group for the Merger”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“SPECIAL FACTORS RELATING TO THE MERGER—Material United States Federal Income Tax Consequences”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Certain Effects of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Voting Agreement”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“THE MERGER AGREEMENT—Treatment of Common Stock, Restricted Stock and Company Warrants”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“APPRAISAL RIGHTS”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger,” is incorporated herein by reference. There have been no other provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Relationship Between Us and the Buyer Group”

“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Contribution Agreements”

“SPECIAL FACTORS RELATING TO THE MERGER—Voting Agreement”

“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

Item 6	Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Certain Effects of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company”

 “THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of the Buyer Group for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Certain Effects of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Voting Agreement”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Delisting and Deregistration of the Company Common Stock”

“THE MERGER AGREEMENT”

“MARKET PRICE AND DIVIDEND INFORMATION”

ANNEX A—AGREEMENT AND PLAN OF MERGER ANNEX B—LIMITED GUARANTEE

Item 7	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of the Buyer Group for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Certain Effects of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company”

“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Positions of the Buyer Group regarding the Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of the Buyer Group for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Effects on the Company if Merger is not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Opinion of William Blair, Financial Advisor to the Special Committee”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of the Buyer Group for the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Certain Effects of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Delisting and Deregistration of the Company Common Stock”

“THE MERGER AGREEMENT—Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws”

“THE MERGER AGREEMENT—Treatment of Common Stock, Company Options and Company Warrants”

“SPECIAL FACTORS RELATING TO THE MERGER—Material United States Federal Income Tax Consequences”

“APPRAISAL RIGHTS”

ANNEX A—AGREEMENT AND PLAN OF MERGER

Item 8	Fairness of the Transaction.

(a), (b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Opinion of William Blair, Financial Advisor to the Special Committee”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

"SPECIAL FACTORS RELATING TO THE MERGER—Positions of the Buyer Group Regarding the Fairness of the Merger"

ANNEX C—FINANCIAL ADVISOR OPINION

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“THE SPECIAL MEETING—Vote Required”

“THE MERGER AGREEMENT—Conditions to the Merger”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Opinion of William Blair, Financial Advisor to the Special Committee”

ANNEX C—FINANCIAL ADVISOR OPINION

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

Item 9	Reports, Opinions, Appraisals and Negotiations.

(a)-(c)	Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Opinion of William Blair, Financial Advisor to the Special Committee”

“WHERE YOU CAN FIND MORE INFORMATION”

ANNEX C—FINANCIAL ADVISOR OPINION

Item 10	Source and Amounts of Funds or Other Consideration.

(a), (b)	Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing of the Merger”

“THE MERGER AGREEMENT—Financing”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Effects on the Company if Merger is not Completed”

“SPECIAL FACTORS RELATING TO THE MERGER—Fees and Expenses”

“THE MERGER AGREEMENT—Termination”

 “THE MERGER AGREEMENT—Termination Fees and Reimbursement of Expenses”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing of the Merger”

Item 11	Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“THE MERGER AGREEMENT”

 “COMMON STOCK TRANSACTION INFORMATION”

ANNEX A—AGREEMENT AND PLAN OF MERGER

Item 12	The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Voting Agreement”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“THE SPECIAL MEETING—Vote Required”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Positions of the Buyer Group Regarding the Fairness of the Merger”

“THE SPECIAL MEETING—Recommendation of Our Board of Directors and Special Committee”

Item 13	Financial Statements.

(a)	Financial Information. The audited consolidated financial statements of the Company for the year ended December 31, 2011 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. The unaudited consolidated financial statements of the Company for the fiscal quarter ended June 30, 2012 are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SELECTED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro forma information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated Or Used.

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Fees and Expenses”

“THE SPECIAL MEETING—Solicitation of Proxies”

(b)	Employees and corporate assets. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15	Additional Information.

(b)	Other material information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16	Exhibits.

(a)(1) Proxy Statement of China TransInfo Technology Corp., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on September 25, 2012 and as supplemented by the Supplement on October 24, 2012 (the “Proxy Statement”).

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated as of June 8, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on June 8, 2012.

(b) Facility Agreement dated as of June 8, 2012, by and between Parent and China Development Bank Corporation Hong Kong Branch, incorporated by reference to Exhibit 7.03 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd. Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(c)(1) Opinion of William Blair & Company, L.L.C., dated June 7, 2012, incorporated herein by reference to Annex C to the Proxy Statement.

(c)(2) Presentation Materials prepared by William Blair & Company, L.L.C. for discussion with the special committee of the board of directors of the Company, dated June 7, 2012.*

(d)(1) Agreement and Plan of Merger, dated as of June 8, 2012, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guarantee dated as of June 7, 2012, by and between Mr. Xia and SAIF IV in favor of the Company, incorporated herein by reference to Annex B to the Proxy Statement.

(d)(3) SAIF Equity Commitment Letter, dated as of June 7, 2012, by and between SAIF IV and Shudong Investments Limited, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(4) Chairman Equity Commitment Letter, dated as of June 7, 2012, by and between Mr. Xia and Shudong Investments Limited, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(5) Voting Agreement, dated as of June 7, 2012, by and among the Company, TransCloud Company Limited, and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(6) Contribution Agreement, dated as of June 7, 2012, by and among Parent, Shudong Investments Limited, Mr. Xia and the Rollover Holders listed on Schedule A thereto, incorporated herein by reference to Exhibit 7.06 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(7) Contribution Agreement, dated as of June 7, 2012, by and among Parent, Shudong Investments Limited and SAIF III, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(f)	Not applicable.

(g)	Not applicable.

*     Previously filed on June 26, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINA TRANSINFO TECHNOLOGY CORP.

By:	/s/ Shudong Xia
Shudong Xia
Chairman, President, Chief Executive and
Secretary
Dated: October 24, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSCLOUD COMPANY LIMITED

By:	/s/ Shudong Xia
Shudong Xia
Director
Dated: October 24, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSCLOUD ACQUISITION, INC.

By:	/s/ Shudong Xia
Shudong Xia
Director
Dated: October 24, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHUDONG INVESTMENTS LIMITED

By:	/s/ Shudong Xia
Shudong Xia
Director
Dated: October 24, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KARMEN INVESTMENT HOLDINGS LIMITED

By:	/s/ Shudong Xia
Shudong Xia
Director
Dated: October 24, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAIF PARTNERS III, L.P.

By:	/s/ Andrew Y. Yan
Andrew Y. Yan
Authorized Signatory
Dated: October 24, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAIF PARTNERS IV, L.P.

By:	/s/ Andrew Y. Yan
Andrew Y. Yan
Authorized Signatory
Dated: October 24, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHUDONG XIA

By:	/s/ Shudong Xia
Dated: October 24, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DANXIA HUANG

By:	/s/ Danxia Huang
Dated: October 24, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHUFENG XIA

By:	/s/ Shufeng Xia
Dated: October 24, 2012

EXHIBIT INDEX

(a)(1) Proxy Statement of China TransInfo Technology Corp., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on September 25, 2012 and as supplemented by the Supplement on October 24, 2012 (the “Proxy Statement”).

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated as of June 8, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on June 8, 2012.

(b) Facility Agreement dated as of June 8, 2012, by and between Parent and China Development Bank Corporation Hong Kong Branch, incorporated by reference to Exhibit 7.03 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd. Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(c)(1) Opinion of William Blair & Company, L.L.C., dated June 7, 2012, incorporated herein by reference to Annex C to the Proxy Statement.

(c)(2) Presentation Materials prepared by William Blair & Company, L.L.C. for discussion with the special committee of the board of directors of the Company, dated June 7, 2012.*

(d)(1) Agreement and Plan of Merger, dated as of June 8, 2012, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guarantee dated as of June 8, 2012, by and between Mr. Xia and SAIF IV in favor of the Company, incorporated herein by reference to Annex B to the Proxy Statement.

(d)(3) SAIF Equity Commitment Letter, dated as of June 7, 2012, by and between SAIF IV and Shudong Investments Limited, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(4) Chairman Equity Commitment Letter, dated as of June 7, 2012, by and between Mr. Xia and Shudong Investments Limited, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(5) Voting Agreement, dated as of June 7, 2012, by and among the Company, TransCloud Company Limited, and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(6) Contribution Agreement, dated as of June 7, 2012, by and among Parent, Shudong Investments Limited, Mr. Xia and Rollover Holders listed on Schedule A thereto, incorporated herein by reference to Exhibit 7.06 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(7) Contribution Agreement, dated as of June 7, 2012, by and among Parent, Shudong Investments Limited and SAIF III, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(f)	Not applicable.

(g)	Not applicable.

*     Previously filed on June 26, 2012